Exhibit 2.3

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, SECRETARY OF STATE of the STATE OF WYOMING, do hereby certify that according to the records of this office,

Advanced Bio-Oil Technologies Ltd.

is a

Profit Corporation

formed or qualified under the laws of Wyoming did on **July 27, 2016**, comply with all applicable requirements of this office. Its period of duration is Perpetual. This entity has been assigned entity identification number **2016-000721430**.

This entity is in existence and in good standing in this office and has filed all annual reports and paid all annual license taxes to date, or is not yet required to file such annual reports; and has not filed Articles of Dissolution.

I have affixed hereto the Great Seal of the State of Wyoming and duly generated, executed, authenticated, issued, delivered and communicated this official certificate at Cheyenne, Wyoming on this 1st day of September, 2020 at 7:40 AM. This certificate is assigned ID Number 038833737.

Edward A. Buchanan

Secretary of State

Notice: A certificate issued electronically from the Wyoming Secretary of State's web site is immediately valid and effective. The validity of a certificate may be established by viewing the Certificate Confirmation screen of the Secretary of State's website https://wyobiz.wyo.gov and following the instructions displayed under Validate Certificate.

STATE OF WYOMING * SECRETARY OF STATE

EDWARD A. BUCHANAN

BUSINESS DIVISION

Herschler Bldg East, Ste.100 & 101, Cheyenne, WY 82002-0020

Phone 307-777-7311

Website: https://sos.wyo.gov · Email: business@wyo.gov

Validation of Certificate of Good Standing for
Certificate Issued 09/01/2020

Validation Certificate Generated: September 1, 2020

Certificate number 038833737 is a valid number for a certificate of good standing issued by the
Wyoming Secretary of State's office for Advanced Bio-Oil Technologies Ltd., a Profit
Corporation formed or qualified under the laws of Wyoming on 07/27/2016.